SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D
(RULE 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(AMENDMENT NO.    )*

Cherokee International Corporation

(Name of Issuer)

Common Stock, par value $ 0.001 per share

(Title of Class of Securities)

164450108

(CUSIP Number)

GSCP (NJ), Inc.
500 Campus Drive
Suite 220
Florham Park, NJ 07932
Attention: Robert A. Hamwee
(973) 437-1000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 26, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |X|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

PAGE 1 OF 33 PAGES

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.: 164450108	Page 2 of 33 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS GSC Recovery II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (A) [_] (B) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	-0- 2,162,179 -0- 2,162,179

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,162,179

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [_]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3%

14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No.: 164450108	Page 3 of 33 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS GSC Recovery II GP, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (A) [_] (B) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	-0- 2,162,179 -0- 2,162,179

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,162,179

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [_]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3%

14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No.: 164450108	Page 4 of 33 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS GSC RII, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (A) [_] (B) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	-0- 2,162,179 -0- 2,162,179

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,162,179

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [_]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3%

14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No.: 164450108	Page 5 of 33 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS GSC Recovery IIA, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (A) [_] (B) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	-0- 1,985,356 -0- 1,985,356

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,985,356

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [_]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.3%

14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No.: 164450108	Page 6 of 33 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS GSC Recovery IIA GP, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (A) [_] (B) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	-0- 1,985,356 -0- 1,985,356

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,985,356

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [_]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.3%

14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No.: 164450108	Page 7 of 33 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS GSC RIIA, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (A) [_] (B) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	-0- 1,985,356 -0- 1,985,356

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,985,356

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [_]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.3%

14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No.: 164450108	Page 8 of 33 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS GSC Partners CDO Fund, Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (A) [_] (B) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	-0- 349,416 -0- 349,416

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 349,416

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [_]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%

14	TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D

CUSIP No.: 164450108	Page 9 of 33 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS GSC Partners CDO Fund II, Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (A) [_] (B) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	-0- 78,197 -0- 78,197

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 78,197

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [_]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%

14	TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D

CUSIP No.: 164450108	Page 10 of 33 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS GSCP (NJ), Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (A) [_] (B) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	-0- 4,575,148 -0- 4,575,148

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,575,148

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [_]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.9%

14	TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D

CUSIP No.: 164450108	Page 11 of 33 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS GSCP (NJ), L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (A) [_] (B) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	-0- 4,575,148 -0- 4,575,148

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,575,148

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [_]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.9%

14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No.: 164450108	Page 12 of 33 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS GSCP (NJ) Holdings, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (A) [_] (B) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	-0- 4,147,535 -0- 4,147,535

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,147,535

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [_]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.6%

14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No.: 164450108	Page 13 of 33 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Keith W. Abell

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (A) [_] (B) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	-0- 4,575,148 -0- 4,575,148

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,575,148

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [_]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.9%

14	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP No.: 164450108	Page 14 of 33 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Alfred C. Eckert III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (A) [_] (B) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	-0- 4,575,148 -0- 4,575,148

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,575,148

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [_]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.9%

14	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP No.: 164450108	Page 15 of 33 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Robert A. Hamwee

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (A) [_] (B) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	-0- 4,575,148 -0- 4,575,148

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,575,148

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [_]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.9%

14	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP No.: 164450108	Page 16 of 33 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Richard M. Hayden

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (A) [_] (B) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	-0- 4,575,148 -0- 4,575,148

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,575,148

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [_]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.9%

14	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP No.: 164450108	Page 17 of 33 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Thomas V. Inglesby

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (A) [_] (B) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	-0- 4,575,148 -0- 4,575,148

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,575,148

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [_]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.9%

14	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP No.: 164450108	Page 18 of 33 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Matthew C. Kaufman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (A) [_] (B) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	-0- 4,575,148 -0- 4,575,148

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,575,148

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [_]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.9%

14	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP No.: 164450108	Page 19 of 33 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Christine K. Vanden Beukel

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (A) [_] (B) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	-0- 4,575,148 -0- 4,575,148

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,575,148

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [_]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.9%

14	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP No.: 164450108	Page 20 of 33 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Andrew J. Wagner

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (A) [_] (B) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	-0- 4,575,148 -0- 4,575,148

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,575,148

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [_]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.9%

14	TYPE OF REPORTING PERSON (See Instructions) IN

INTRODUCTION

           This Schedule 13D Statement (this "Statement") is filed pursuant to Rule 13d-1(a)(1) and Rule 13d-1(f)(1) of Regulation 13D-G of the General Rules and Regulations under the Act on behalf of the following persons (each a "Reporting Person" and collectively, the "Reporting Persons"), to report each Reporting Person's acquisition of additional beneficial ownership of the common stock, par value $0.001 per share (the "Common Stock"), of Cherokee International Corporation, a corporation organized under the laws of Delaware (the "Issuer"): (1) GSC Recovery II, L.P., (2) GSC Recovery II GP, L.P., (3) GSC RII, L.L.C., (4) GSC Recovery IIA, L.P., (5) GSC Recovery IIA GP, L.P., (6) GSC RIIA, L.L.C., (7) GSC Partners CDO Fund, Limited, (8) GSC Partners CDO Fund II, Limited (9) GSCP (NJ), Inc., (10) GSCP (NJ), L.P., (11) GSCP (NJ) Holdings, L.P., (12) Keith W. Abell, (13) Alfred C. Eckert III, (14) Robert A. Hamwee, (15) Richard M. Hayden (16) Thomas V. Inglesby, (17) Matthew C. Kaufman, (18) Christine K. Vanden Beukel and (19) Andrew J. Wagner. On March 5, 2004, the Reporting Persons previously filed a Schedule 13G pursuant to Rule 13d-1(c) of Regulation 13D-G of the General Rules and Regulations under the Act to report each Reporting Person's beneficial ownership of greater than five percent (5%) of the Common Stock.

ITEM 1.	SECURITY AND ISSUER.

           This Statement relates to the Common Stock of the Issuer. The principal executive offices of Cherokee International Corporation are located at 2841 Dow Avenue, Tustin, California 92780.

ITEM 2.	IDENTITY AND BACKGROUND.

           (a) See Cover Pages Item 1.

           (b) The business address of each Reporting Person is c/o GSC Partners, 500 Campus Drive, Suite 220, Florham Park, New Jersey 07932.

           (c) Each of GSC Recovery II, L.P., GSC Recovery IIA, L.P., GSC Partners CDO Fund, Limited and GSC Partners CDO Fund II, Limited (collectively, the "GSC Funds") makes investments for long term appreciation.

           GSC Recovery II GP, L.P. is the general partner of GSC Recovery II, L.P.; GSC RII, L.L.C. is the general partner of GSC Recovery II GP, L.P.; GSCP (NJ) Holdings, L.P. is the managing member of GSC RII, L.L.C.; GSCP (NJ), L.P. is the manager of GSC Recovery II, L.P. and GSCP (NJ), Inc. is the general partner of GSCP (NJ) Holdings, L.P. and GSCP (NJ), L.P.

           GSC Recovery IIA GP, L.P. is the general partner of GSC Recovery IIA, L.P.; GSC RIIA, L.L.C. is the general partner of GSC Recovery IIA GP, L.P.; GSCP (NJ) Holdings, L.P. is the managing member of GSC RIIA, L.L.C.; GSCP (NJ), L.P. is the manager of GSC Recovery IIA, L.P. and GSCP (NJ), Inc. is the general partner of GSCP (NJ) Holdings, L.P. and GSCP (NJ), L.P.

           GSCP (NJ), L.P. is the collateral manager of GSC Partners CDO Fund, Limited and GSC Partners CDO Fund II, Limited and GSCP (NJ), Inc. is the general partner of GSCP (NJ), L.P. Each of Keith W. Abell, Alfred C. Eckert III, Robert A. Hamwee, Richard M. Hayden, Thomas V. Inglesby, Matthew C. Kaufman, Christine K. Vanden Beukel, and Andrew Wagner are executive officers and stockholders of GSCP (NJ), Inc. and limited partners of GSCP (NJ), L.P. and GSCP (NJ) Holdings, L.P.

           (d) - (e) In the past five years, none of the Reporting Persons (a) have been convicted in a criminal proceeding (other than traffic violations or similar misdemeanors) or (b) have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction in which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, nor has it been found to violate such laws.

           (f) See Cover Pages Item 6.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

           The shares of Common Stock acquired by GSC Recovery II, L.P. that are reported in this Statement were purchased for an aggregate consideration of $2,438,079.71 and the shares of Common Stock acquired by GSC Recovery IIA, L.P. that are reported in this Statement were purchased for an aggregate consideration of $5,042,757.97. The cash consideration for the shares of Common Stock came from funds available for investment of GSC Recovery II, L.P. and GSC Recovery IIA, L.P.

ITEM 4.	PURPOSE OF TRANSACTION.

           On August 26, 2004, GSC Recovery II, L.P. and GSC Recovery IIA, L.P. purchased an aggregate of 1,000,000 shares of Common Stock for investment purposes in a series of open market transactions.

           The Reporting Persons may from time to time discuss among themselves and with other persons market conditions and other factors concerning their investment in the Issuer, as well as specific actions that might be taken in light of prevailing circumstances with respect to such interests. The Reporting Persons reserve the right from time to time to acquire or to dispose of the Common Stock or to formulate other purposes, plans or proposals regarding the Issuer or the Common Stock held by the Reporting Persons to the extent deemed advisable in light of general investment policies, market conditions and other factors.

           Other than as set forth above, the Reporting Persons do not have any plans or proposals which relate to or would result in any of the actions or transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

           (a)(b) As of the date hereof, GSC Recovery II, L.P. directly owns 2,162,179 shares of Common Stock representing approximately 11.3% of the issued and outstanding shares of Common Stock, GSC Recovery IIA, L.P. directly owns 1,985,356 shares of Common Stock, representing approximately 10.3% of the issued and outstanding shares of Common Stock, GSC Partners CDO Fund, Limited directly owns 349,416 shares of Common Stock, representing approximately 1.8% of the issued and outstanding shares of Common Stock, and GSC Partners CDO Fund II, Limited directly owns 78,197 shares of Common Stock, representing approximately 0.4% of the issued and outstanding shares of Common Stock. The number of shares of Common Stock that GSC Recovery II, L.P. directly owns does not include the 35,901 shares that in January 2004 GSC Recovery II, L.P. agreed to transfer to Clark Michael Crawford pursuant to the Compensation Agreement described in Item 6 of this Statement, and the number of shares of Common Stock that GSC Recovery IIA, L.P. directly owns does not include the 25,637 shares that in January 2004 GSC Recovery IIA, L.P. agreed to transfer to Mr. Crawford pursuant to such Compensation Agreement.

           Collectively, the Reporting Persons, for purposes of Rule 13d-3 under the Act, may be deemed to have the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, an aggregate of 4,575,148 shares of Common Stock representing approximately 23.9% of the issued and outstanding shares of Common Stock.

           The aggregate percentage of shares of Common Stock is based on the 19,182,254 shares outstanding as of July 31, 2004 based on the Issuer’s Quarterly Report on Form 10-Q for the period ended June 27, 2004, filed with the Securities and Exchange Commission on August 9, 2004.

           GSC Recovery II GP, L.P. is the general partner of GSC Recovery II, L.P.; GSC RII, L.L.C. is the general partner of GSC Recovery II GP, L.P.; GSCP (NJ) Holdings, L.P. is the managing member of GSC RII, L.L.C.; GSCP (NJ), L.P. is the manager of GSC Recovery II, L.P. and GSCP (NJ), Inc. is the general partner of GSCP (NJ) Holdings, L.P. and GSCP (NJ), L.P. By virtue of such relationships with GSC Recovery II, L.P., each of GSC Recovery II GP, L.P., GSC RII, L.L.C. and GSCP (NJ) Holdings, L.P. may deemed to be the beneficial owner of, and for purposes of Rule 13d-3 under the Act to have the shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of, 2,162,179 shares of Common Stock, representing approximately 11.3% of the issued and outstanding shares of Common Stock held directly by GSC Recovery II, L.P. Each of GSC Recovery II GP, L.P., GSC RII, L.L.C. and GSCP (NJ) Holdings, L.P. disclaims beneficial ownership of such Common Stock except to the extent of its pecuniary interest in the Issuer's Common Stock.

           GSC Recovery IIA GP, L.P. is the general partner of GSC Recovery IIA, L.P.; GSC RIIA, L.L.C. is the general partner of GSC Recovery IIA GP, L.P.; GSCP (NJ) Holdings, L.P. is the managing member of GSC RIIA, L.L.C.; GSCP (NJ), L.P. is the manager of GSC Recovery IIA, L.P. and GSCP (NJ), Inc. is the general partner of GSCP (NJ) Holdings, L.P. and GSCP (NJ), L.P. By virtue of such relationships with GSC Recovery IIA, L.P., each of GSC Recovery IIA GP, L.P., GSC RIIA, L.L.C. and GSCP (NJ) Holdings, L.P. may deemed to be the beneficial owner of, and for purposes of Rule 13d-3 under the Act to have the shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of 1,985,356 shares of Common Stock, representing approximately 10.3% of the issued and outstanding shares of Common Stock held directly by GSC Recovery IIA, L.P. Each of GSC Recovery IIA GP, L.P., GSC RIIA, L.L.C. and GSCP (NJ) Holdings, L.P. disclaims beneficial ownership of such Common Stock except to the extent of its pecuniary interest in the Issuer's Common Stock.

           By virtue of its relationship with GSC Recovery II, L.P. and GSC Recovery IIA, L.P., GSCP (NJ) Holdings, L.P. may deemed to be the beneficial owner of, and for purposes of Rule 13d-3 under the Act to have the shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of 4,147,535 shares of Common Stock representing approximately 21.6% of the issued and outstanding shares of Common Stock held directly by GSC Recovery II, L.P. and GSC Recovery IIA, L.P. GSCP (NJ) Holdings, L.P. disclaims beneficial ownership of such Common Stock except to the extent of its pecuniary interest in the Issuer's Common Stock.

           By virtue of their relationship with the GSC Funds, each of GSCP (NJ), L.P. and GSCP (NJ), Inc. may deemed to be the beneficial owner of, and for purposes of Rule 13d-3 under the Act to have the shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of 4,575,148 shares of Common Stock representing approximately 23.9% of the issued and outstanding shares of Common Stock held directly by the GSC Funds. GSCP (NJ), L.P. is the collateral manager of GSC Partners CDO Fund, Limited and GSC Partners CDO Fund II, Limited and GSCP (NJ), Inc. is the general partner of GSCP (NJ), L.P. Each of GSCP (NJ), L.P. and GSCP (NJ), Inc. disclaims beneficial ownership of such Common Stock except to the extent of its pecuniary interest in the Issuer's Common Stock.

           By virtue of their position as executive officers and stockholders of GSCP (NJ), Inc. and limited partners of GSCP (NJ), L.P. and GSCP (NJ) Holdings, L.P., Messrs. Abell, Eckert, Hamwee, Hayden, Inglesby, Kaufman, Wagner and Ms. Vanden Beukel may deemed to be beneficial owners of, and for purposes of Rule 13d-3 under the Act to have the shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of 4,575,148 shares of Common Stock representing approximately 23.9% of the issued and outstanding shares of Common Stock held directly by the GSC Funds. Each of these individuals disclaims beneficial ownership of such Common Stock except to the extent of her or his pecuniary interest in the Issuer's Common Stock.

           (c) On August 26, 2004, GSC Recovery II, L.P. made the following purchases of Common Stock on the open market: (i) 65 shares of Common Stock for $7.11 per share, (ii) 717 shares of Common Stock for $7.14 per share, (iii) 2,158 shares of Common Stock for $7.15 per share, (iv) 587 shares of Common Stock for $7.19 per share, (v) 1 share of Common Stock for $7.29 per share, (vi) 2,233 shares of Common Stock for $7.30 per share, (vii) 5,247 shares of Common Stock for $7.32 per share, (viii) 2,328 shares of Common Stock for $7.34 per share, (ix) 32,591 shares of Common Stock for $7.40 per share and (x) 279,983 shares of Common Stock for $7.50 per share.

           On August 26, 2004, GSC Recovery IIA, L.P. made the following purchases of Common Stock on the open market: (i) 135 shares of Common Stock for $7.11 per share, (ii) 1,483 shares of Common Stock for $7.14 per share, (iii) 4,463 shares of Common Stock for $7.15 per share, (iv) 1,213 shares of Common Stock for $7.19 per share, (v) 2 shares of Common Stock for $7.29 per share, (vi) 4,619 shares of Common Stock for $7.30 per share, (vii) 10,853 shares of Common Stock for $7.32 per share, (viii) 4,814 shares of Common Stock for $7.34 per share, (ix) 67,409 shares of Common Stock for $7.40 per share and (x) 579,099 shares of Common Stock for $7.50 per share.

           (d) Except as reported in this Statement, no other person is known to any of the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, any shares of the Common Stock held by the Reporting Persons.

           (e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

           The GSC Funds are parties to a Stockholders Agreement, dated November 27, 2002, among the Issuer and certain of its securityholders (the “Stockholders Agreement”), of which most of the provisions automatically terminated upon the completion of the initial public offering (the “IPO”) of the Issuer’s Common Stock on February 25, 2004 except for the provisions on registration rights. Pursuant to the surviving provisions, if the Issuer sells Common Stock either for its own account or to give effect to demand registration rights, then the GSC Funds will have the right to register their shares of Common Stock incidental to the Issuer’s registration.

           On February 25, 2004, the GSC Funds entered into a Registration Rights Agreement with the Issuer and affiliates of Oaktree Capital Management LLC (the “Registration Rights Agreement”), that provide that at any time after the 180-day period following the consummation of the IPO, certain holders may demand that the Issuer effect one registration on a long form registration statement and an unlimited number of registrations on short form registration statements, subject to certain conditions and limitations. The parties to the Registration Rights Agreement are entitled to request that up to two of the demand registrations be effected as a shelf registration for offerings on a delayed or continuous basis under Rule 415 under the Securities Act of 1933, as amended. In addition, the Registration Rights Agreement includes piggyback registration rights and customary suspension, underwriter "cut-back," indemnification and contribution provisions.

           The description of the Stockholders Agreement and the Registration Rights Agreement and the rights of the Reporting Persons thereunder is not intended to be complete and is qualified in its entirety by reference to such agreements which are annexed hereto as Exhibits 2 and 3, respectively, all of which are incorporated herein by reference.

           Clark Michael Crawford serves on the board of directors of the Issuer as a nominee of the GSC Funds. In connection with the nomination of Mr. Crawford to the board of directors of the Issuer, GSC Recovery II, L.P. and GSC Recovery IIA, L.P. (collectively, the "GSC Recovery Funds") entered into a compensation agreement with Mr. Crawford in January 2004 (the “Compensation Agreement”). According to the terms of the Compensation Agreement, the GSC Recovery Funds agreed to pay Mr. Crawford a base salary of up to $25,000 per year, to be reduced by the amount of fees Mr. Crawford receives from the Issuer for his service on the board of directors, and agreed to transfer to Mr. Crawford up to 64,103 shares of Common Stock held by the GSC Recovery Funds, to vest in three portions of up to one third of such maximum number of shares of Common Stock. The first portion of such shares vested on February 25, 2004, upon consummation of the IPO, the second portion will vest on December 31, 2004, and the third portion will vest on December 31, 2005. Each portion of such Common Stock transferred to Mr. Crawford will be reduced by the number of shares that the Issuer grants Mr. Crawford an option to purchase during the corresponding year, except that the first portion was reduced by 2,565 shares that the Issuer granted him an option to purchase during the year ending December 31, 2003. The Compensation Agreement terminates on the earliest of December 31, 2005 or upon Mr. Crawford otherwise ceasing to be a member of the Board of Directors of the Issuer. Upon termination of the Compensation Agreement, Mr. Crawford will be entitled to keep only those shares that have fully vested as of the date of termination, subject to limited provisions for accelerated vesting.

           Except as described above and elsewhere in this Statement, as of the date hereof there are no other contracts, understandings or relationships (legal or otherwise) among the parties named in Item 2 hereto and between such persons and any person with respect to any of the securities of the Issuer beneficially owned by the GSC Funds.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

           The following are filed herewith as Exhibits to this Statement:

Exhibit Number	Exhibit
1	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Act.

2	Stockholders Agreement, dated as of November 27, 2002, by and among the Issuer and its securityholders party thereto (incorporated by reference to Exhibit 4.3 to the Issuer's Registration Statement on Form S-1 (File No. 333-110723), filed with the Securities and Exchange Commission on November 25, 2003, as amended).

3	Registration Rights Agreement, dated as of February 25, 2004, by and among the Issuer and the securityholders party thereto (incorporated by reference to Exhibit 10.1 to the Issuer’s Quarterly Report on Form 10-Q for the period ended June 27, 2004, filed with the Securities and Exchange Commission on August 9, 2004).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 30, 2004

GSC RECOVERY II, L.P.

By:    GSC Recovery II GP, L.P.,
          its general partner

By:    GSC RII, L.L.C.,
          its general partner

By:    GSCP (NJ) Holdings, L.P.,
          its sole member

By:    GSCP (NJ), Inc.,
          its general partner

By:     /s/ Robert A. Hamwee
          Name: Robert A. Hamwee
          Title: Managing Director

GSC RECOVERY IIA, L.P.

By:    GSC Recovery IIA GP, L.P.,
          its general partner

By:    GSC RIIA, L.L.C.,
          its general partner

By:    GSCP (NJ) Holdings, L.P.,
          its sole member

By:    GSCP (NJ), Inc.
          its general partner

By:     /s/ Robert A. Hamwee
          Name: Robert A. Hamwee
          Title: Managing Director

GSC PARTNERS CDO FUND, LIMITED

By:    GSCP (NJ), L.P.
          as attorney-in-fact

By:    GSCP (NJ), Inc.
          its general partner

By:     /s/ Robert A. Hamwee
          Name: Robert A. Hamwee
          Title: Managing Director

GSC PARTNERS CDO FUND II,
LIMITED

By:    GSCP (NJ), L.P.
          as attorney-in-fact

By:    GSCP (NJ), Inc.
          its general partner

By:     /s/ Robert A. Hamwee
          Name: Robert A. Hamwee
          Title: Managing Director

GSCP (NJ), INC.

By:     /s/ Robert A. Hamwee
          Name: Robert A. Hamwee
          Title: Managing Director

GSCP (NJ), L.P.

By:    GSCP (NJ), Inc.
          its general partner

By:     /s/ Robert A. Hamwee
          Name: Robert A. Hamwee
          Title: Managing Director

GSCP (NJ) HOLDINGS, L.P.

By:    GSCP (NJ), Inc.,
          its general partner

By:     /s/ Robert A. Hamwee
          Name: Robert A. Hamwee
          Title: Managing Director

GSC RECOVERY II GP, L.P.

By:    GSC RII, L.L.C.,
          its general partner

By:    GSCP (NJ) Holdings, L.P.,
          its sole member

By:    GSCP (NJ), Inc.,
          its general partner

By:     /s/ Robert A. Hamwee
          Name: Robert A. Hamwee
          Title: Managing Director

GSC RECOVERY IIA GP, L.P.

By:    GSC RIIA, L.L.C.,
          its general partner

By:    GSCP (NJ) Holdings, L.P.,
          its sole member

By:    GSCP (NJ), Inc.
          its general partner

By:     /s/ Robert A. Hamwee
          Name: Robert A. Hamwee
          Title: Managing Director

GSC RII, L.L.C.

By:    GSCP (NJ) Holdings, L.P.,
          its sole member

By:    GSCP (NJ), Inc.,
          its general partner

By:     /s/ Robert A. Hamwee
          Name: Robert A. Hamwee
          Title: Managing Director

GSC RIIA, L.L.C.

By:    GSCP (NJ) Holdings, L.P.,
          its sole member

By:    GSCP (NJ), Inc.
          its general partner

By:     /s/ Robert A. Hamwee
          Name: Robert A. Hamwee
          Title: Managing Director

Keith W. Abell, Alfred C. Eckert III, Robert A. Hamwee, Richard M. Hayden, Thomas V. Inglesby, Matthew C. Kaufman, Christine K. Vanden Beukel and Andrew Wagner

By:     /s/ Matthew Kaufman
          As Attorney-in-Fact*

By:     /s/ Robert A. Hamwee
          As Attorney-in-Fact*

*Attorneys-in-Fact under Power of Attorney, dated January 4, 2002, as filed with the SEC as Exhibit 7(L) to the Schedule 13D/A for Moore Corporation Limited filed by Greenwich Street Capital Partners II, L.P. et al. on January 7, 2002.